Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

*** *** ***

The following is a transcript of the presentation that AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. held with investors and analysts on October 21, 2005.

John McLaughlin:

Good afternoon, all. Thanks for coming in on a sort of a drizzly day here, we appreciate your attendance. Let me remind everyone this is being webcast—there is a live audience, not apparent in the room as we proceed. Today were going to spend time talking primarily about AlgoRx products but let me first remind everybody that we will be making some forward looking statements. There are some risks outlined in those forward looking statements and for further details as to those risks, please look at the Corgentech 10-K/A, 10-Q, and the soon to be filed S-4. If you think about what the attributes are of the ideal biotech company portfolio, we think many of them are found in the pain management / inflammation portfolio as depicted on this chart. You’ve got sizable patient populations that are underserved medical needs, differentiated products with clear advantages over therapies and a very substantial body of preclinical and clinical data, and we’ll spend some time today on the clinical evidence in support of them. Also attractive are clear regulatory pathways for many of these indications, and last but not least, many of the trials are faster and cheaper. So for these trials, we’re not talking about a couple thousand patients over a year or two years. In some cases, we’re talking about a few hundred patients to even less than that. Talking about sizable patient populations, to give you some sense of the markets targeted by the pipeline of the combined company, here is just a few of them: post-operative pain, back pain, neuropathies induced by HIV and AIDS, diabetic neuropathies and osteoarthritic pain...tens of millions of patients.

When we were looking at potential companies to merge with or in-license products from, we examined over 80, and one of those things that we really were thrilled about with respect to AlgoRx, was when we put them together, this chart, because what you’ve got here is a very nice staggered pipeline, deep, with potential for multiple approvals over the next couple of years in multiple indications. And, when we looked at the drugs, unlike some companies, each of them has a unique mechanism of action which offers substantial risk diversification. It’s not a platform where if one fails, they all fail. The other nice thing about pain management, is it’s not a single indication, so if you’re off studying asthma, the fate of your drug may rise or fall on whether that asthma trial is successful. There are multiple clinical settings in pain management and inflammation, where these products could be approved. For us, a key criteria in looking at products was the ability to commercialize them with a specialty sales force, and in all cases these can be commercialized with a small specialty sales force. And perhaps, as important as any of the factors is that these were all 100% owned. So how often do you see biotech company with a Phase 3 product, a Phase 2 product, and a soon-to-enter a Phase 1 product, all of which are wholly owned, affording substantial opportunities for partnerships inside the United States or more importantly, outside the United States?

We announced a short period of time ago the Phase 3 results for ALGRX 3268, for treatment of venipuncture, and these were statistically significant results, and I’ll leave it to Ron to talk about the rest. I think that it’s important to have good products and a good technology in the company, but one of the keys to success is a strong management team, and if you look at the integrated management team what you see is strength in all areas: marketing, commercialization, regulatory affairs, manufacturing, and clinical trials. And unlike some mergers where perhaps you’re combining companies and you kind of have to run out and get cash either way, this is one where there is significant financial strength. At the end of the second quarter, the combined cash balances of the companies were about $124 million. Now to be clear, we spent some of that down in the meantime, and there are expenses, but it does give you a sense of the financial strength behind the companies.

If I may, let me turn it over to Dr. Ron Burch, from AlgoRx, CEO of AlgoRx, to talk about some of the positive clinical data, which is always fun.

Ron Burch:

Thank you John, if you turn to slide 10, we describe our lead clinical project ALGRX 3268. This is a powder formulation of lidocaine that’s accelerated into the epidermis of the skin, to provide almost instantaneous analgesia prior to needlesticks. This is an existing market—James will tell you more about the existing products. But this product has an advantage over the others, in that it’s very fast in onset, the others are very slow. AlgoRx has had this product in the clinic for a couple years now. We have been performing two Phase 3 clinical trials this year. We have recently presented the results of the first of the first of those. In addition to the very rapid onset of this product, there’s no vaso-constriction as is found with some of the other products because of the ingredients they contain, and there is no messy dressing. The other products tend to be creams and make the products difficult to use.

Slide 11 illustrates that difference in onset. Historically a market leader in this area is a product called EMLA marketed by AstraZeneca. The EMLA package insert suggest that the product be applied to the skin, and this is a cream with a dressing that’s applied over the cream, one to five hours prior to the needlestick. You can see in the red, that if EMLA is applied three minutes prior to the needlestick, there is no analgesia, whereas if one waits the one hour suggested by the package insert, that analgesia on the needlestick is apparent. In contrast, following ALGRX 3268 one hour prior to needlestick, the analgesia is equivalent to that produced by EMLA.

The 3268 development plan was straightforward and is illustrated in tabular form on slide 12. The vast majority of needlesticks occur in the back of the hand, especially in small children, and in the antecubital fossa (or the bend of the arm) in older children and adults.

So the FDA asked us to do trials in both of those sites. First in adults, to demonstrate that there was no adverse skin irritation caused by the product, and then in children. We had our end of Phase 2 meeting late last year and the FDA told us to do two Phase 3 trials in children (they felt we had enough information in adults), and each of those trials have been ongoing this year. Both of those are complete—we have announced the data from one and we expect to have the data from the other one in the next few weeks. The two Phase 3 trials had identical protocols, each one occurred in about five hundred subjects. These were done in the United States. The first trial took place at six sites. The children were aged 3 to 18, this is the age group for which lidocaine is a currently approved, and half of the children received placebo or a sham delivery using the device, and half used ALGRX 3268 containing lidocaine, and the primary endpoint was the assessment of pain on venipuncture, or the peripheral venous cannulation performed one to three minutes following administration of the drug. The primary endpoint was achieved—reduction in pain compared to placebo. The p value was 0.007. There were 289 patients in the drug treatment group and 285 patients in the placebo group. There was no skin irritation, the product was very well tolerated.

If we review very quickly for you the past results from the earlier trials, the first trial, described on slide 15, was in adults in the antecubital fossa. This trial not only looked at safety and general efficacy, but also looked at time course of onset and duration. Again the product was very active. The graph you saw in the earlier slide at the 1, 3, and 5 minutes was from this trial, and the product was well tolerated. We then repeated that trial in adults at the back of the hand and again found efficacy. We did two trials in children in Europe—the first in the back of the hand on slide 17 also was successful. And, in the antecubital fossa on slide 18. Again the product was safe and efficacious. And finally on slide 19 we did another back of the hand trial in children in the United States, and the results agreed with those trials from Europe.

Going forward from here, we expect data from the second phase 3 trial within the next couple of months. From a regulatory standpoint, this is a drug in the FDA’s eyes. It’s a single-use prefilled disposable product, so it’s a drug rather than a device. And it’s within the analgesics and acute-care division. We expect to file the NDA next year, with a product approval about a year later. I’ll turn you over to James now to talk about the commercial opportunity for this product.

James Huang:

Thank you, Ron. The venipuncture markets in the United States are very large. Each year there are 18 million pediatric in-hospital procedures, 89 million adults in-hospital emergency room visits, of which 60% or so involve an IV placement. There are also almost 47 million hemodialysis patient visits in the United States. There are also additional market opportunities—about 66,000 pediatrician offices, clinical laboratories and blood donation centers in the United States. When you look at our target market, the pediatric in-hospital market, you will notice that only 2.1 million of the 18 million venipuncture procedures actually involve a topical local anesthetic. This low utilization is mainly due to the slow onset of action and lack of promotion of the existing drugs that are available. We believe the superior product profile, faster onset of action, needle-less injection, and promotional efforts will all allow us to grow and serve this marketplace.

When you compare ALGRX 3268 to EMLA, a drug marketed by AstraZeneca, you will see that in clinical trials both drugs show similar efficacy. That’s where the similarity ends. And for ALGRX 3268, you place a device over a surface area where you would like to have the IV placement. You push a button. Within one minute you’ll be able to deliver the lidocaine powder into the skin and see analgesic properties. With EMLA on the other hand, you have to rub the cream over the skin area, put dressing over, wait about at least 60 minutes or so, sometimes hours, in order for the drug to work. So we believe that even with existing protocols, and guidelines in the hospitals, that’s the reason why EMLA is not frequently used. Also in the much larger ER setting, it’s also impractical to use a product like EMLA. The duration of ALGRX 3268 is about 10 to 15 minutes, which is more than sufficient for a typical IV placement of blood draw. In terms of adverse effects, we’ve seen minor skin irritation in very few patients with ALGRX 3268. EMLA on the other hand you see a very high incidence of blanching in skin irritation. Blanching is a major issue for health and professionals, because it’s difficult for them to see the veins through the skin. We believe the market dynamics are extremely favorable for a product like ALGRX 3268. The existing protocols and guidelines in place in the hospitals today emphasize pain management, especially in the children’s hospitals, in the pediatric ICU units, there’s strong emphasis in making a pain-free environment for children. There’s also additional pressure on costs, so a product that reduces surplus in a hospital is viewed upon quite favorable by the hospital administrators. So therefore, we believe the current market dynamics are extremely favorable for a superior product like ALGRX 3268.

This table is meant to give you some illustration of the potential in this pediatric in-hospital market. EMLA today, costs about $8 per prescription. At $12, which is a 50% premium, up to $16 which is a 100% premium, you can see that with the 2 million existing procedures, you already have a product potential of somewhere between $24 and $32 million. We believe that with superb product profile of ALGRX 3268, coupled with promotional efforts we can grow and serve this market. So imagine, with just 5 million procedures of the possible 18 million procedures in this market segment you can potentially have a $60 to $80 million product. In choosing our marketing approach going forward, we believe the in-hospital pediatric market could be served with less than 50 reps on the field, targeting the 18 million procedures. We believe the ideal product profile for a drug like ALRGX 3268 can also be used in the much bigger 89 million adult ER setting. So over time, we hope expand into that market segment. In terms of some of the other market opportunities in hemodialysis centers, pediatrician offices, clinical labs and blood donation centers, we will be finding additional distribution partners to go after this market. Let me now turn the podium back to Ron.

Ron Burch:

Thanks, James. Beginning on slide 29 we described our other clinical stage product a ALGRX 4975. This is an injectable and installational formation of capsaicin. And capsaicin works as an analgesic by binding to and activating a nonselective ion channel called VR1, that in most animals and in humans, is expressed only on pain receptors in C-type neurons. When capsaicin activates this channel, it within a few seconds down-regulates the channel and within only two or three minutes actually causes biochemical degradation of the channel, which renders the c-fiber anesthetic. This is a very selective action in that other sensory neurons do not express CR1, so capsaicin does not affect other sensory maladies like a fine touch, place perception, or motor neurons. This makes it very convenient and ideal, in fact, for treating chronic pain such as throbbing, burning, types of pain suffered by patients with chronic disease. We’ve been evaluating ALGRX 4975 in three main areas. We’ve presented data from bunionectomy trials as a model for postsurgical pain—target markets being things like joint replacements and others. We have this week, demonstrated results in Morton’s neuroma, which is a model for post trauma neuropathic pain which is a localized neuropathic pain. This is a form of complex regional pain syndrome. And, we demonstrated results in osteoarthritis and tendonitis—two types of musculoskeletal diseases. What we would try to do is provide enough pain relief to delay progression of the patient towards surgery.

On slide 31, we list the trials that are both ongoing and completed. We have completed an initial Phase 2 trial and a Phase 2b trial in bunionectomy, and it achieved the endpoint of pain reduction. Currently we have ongoing trials and hernia repair, total knee replacement and cholecystectomy, as other models of surgical pain. In neuropathic pain we have the recently completed trial in Morton’s neuroma, and in musculoskeletal pain we have reported results from two trials in severe osteoarthritis of the knee, where capsaicin was demonstrated to effect a very dramatic relief of pain. If you are interested in those results you can look at the abstracts for the American Pain Society meeting from April of 2005. We have recently completed a trial in mild osteoarthritis and we did not achieve the primary endpoint. We have achieved the primary endpoint in tendonitis.

We also recently announced data from our Phase 2 trial of Morton’s neuroma. It is found mostly in people who run long distance, people who wear high-heeled shoes sometimes in people who have to stand on hard surfaces. The reason the disease occurs in these people is that the major nerves in the foot ran very close to the bottom surface of the foot so as the ball of the foot is constantly striking hard surfaces or standing on hard surfaces which causes nerve damage. This is a very difficult disorder to treat. Other agents such as opiates have very little efficacy in this use and the medical therapy today consists of some steroids that are injected . These reduce pain but they do cause a tremendous amount of pain when injected and will go on for up to the first three days. The patient suffers often agonizing pain, followed by a reduction, but faint pain for some months. So many patients refuse treatment after the first or second time. So, many patients today have to rely on alcohol injections into the nerve to kill the nerve which causes permanent damage and numbness or even surgical interventions to remove the nerve or disimpact the nerve, which also often leads to permanent numbness, so neither of these procedures are particularly palatable to patients.

In our Phase 2 trial, the objective was to confirm the efficacy and safety of ALGRX 4975 injected directly into the neuroma, compared to placebo which was also injected into the neuroma. This was a double-blind placebo-controlled trial conducted in the United States at two centers and was composed of 58 subjects. 30 patients received ALGRX 4975 and 28 received placebo. The primary endpoint was reduction in pain four weeks following the injection, and we did achieve that endpoint, it was a p value of 0.0188—63% reduction in pain for the drug vs. the 38% reduction in pain for those who received the placebo. And the drug was very well tolerated compared to drugs such as cortico-steroids in trials where those have been looked at. I’ll turn it over to James to talk about the commercial opportunity.

James Huang:

On slide #35, you will see that the initial target markets for a ALGRX 4975 are the postsurgical market, as was the neuropathic pain market. Here this table you will see a listing of all the surgical procedures we are initially targeting for postsurgical pain as well as local neuropathic pain, totaling about 5.6 million procedures in the United States. The current standard of care are epidurals using opiates such as morphine. This table on slide #36, is meant to illustrate the differences into classes of drugs. ALGX 4975 to date has been shown to see similar to opioids. Again this is where the similarity between the two drugs stops. You can see dosing, ALGRX 4975 is dosed once during the surgery, with pain relief lasting weeks. Opioids on the other hand have to be given quite frequently, with pain relief lasting only in hours. And hospitals today a cost of opiates plus the devices from measuring is somewhere between $200-$300 and that does not include the nursing monitoring costs assisted with the administration. When it comes to the profile, this is where you see the vaguest differences. Opioids are associated with respiratory depression, nausea, vomiting and constipation and ileus, while as ALGRX 4975 today is fairly well tolerated—the only safety issue is that you cannot administer near large nerves. The post-op market today is very large—about 1.7 billion dollars, and it’s mainly made up of these generic opioid drugs. Market research has shown that virtually all patients experience some level of pain after surgery. This has more to do with the fact that physicians are quite concerned about prescribing opioids because of the addiction potential that is perceived by the physicians. Also, opioids are associated with increased length of hospital stay, longer recovery times, and poor patient outcomes. We believe that with ALGRX 4975, we can build a very nice pharmacoeconomic story so that it could be used, either as a single agent during surgery, or could be used in combination with existing pain therapies.

Well, let me turn your attention to slide #38 and talk a little bit about the localized neuropathic pain market. There are currently no drugs approved for post-traumatic neuropathic pain syndromes. Yet there are significant off-label usage of Neurontin, lidoderms, antidepressants, and opioids in this marketplace, which made about $1.9 billion in sales in the United States. Despite employing concominant therapies for these patients, data has shown some improvement in only about 50% of patients. If drug treatments fail, neurosis or sympathectomy are performed. We also would like to address that about 1.2 million Americans suffer from a localized form of neuropathic pain. This type of pain usually lasts for many months, if not years. It typically follows about 10% of general surgery and 30% of orthopedic surgeries. You can see here on slide #39 some of the most commonly associated surgeries where this type of pain presented after surgery.

In summary, we believe ALGRX4975 is a very attractive product. It’s administered one time, has a long duration of action, and is site-specific with minimal systemic exposure. It’s unlikely to cause the side effects associated with opioids. There’s significant market need both for a post-surgical market as well as the initialized neuropathic pain market. Initial surgical volumes that we are targeting are very large, over 5 million procedures. We believe we can address this market with a very small sales force. And it’s also a very concentrated target audience. Our initial focus there will be the podiatrists and orthopedic surgeons. With that, I’d like to turn it back to John for closing remarks.

James, thanks very much. So this is a great story, but all the greatest story and data isn’t worth very much unless you execute. We have said that between now and the end of the year, we would deliver to you the results from two Phase-3 trials. The first one’s in. We said that there would be data from Morton’s neuroma - that’s in - and we are on track to deliver the second Phase-3 during the fourth quarter to complete the regulatory, or at least the clinical piece that is necessary to support our registration of ALGRX 3268.

To sum up, if you were to think about biotech companies, and all of you manage portfolios with holdings in a variety of biotechnology companies, I’d submit to you that there are very few that have a product profile comparable to the combined company of AlgoRx and Corgentech. Simply put here, you have a deep portfolio of products, a Phase 3 product in a nice patient population, a Phase 2 product – ALGRX 4975 - with blockbuster potential. The NF Kappa B drug for eczema, which we didn’t talk about today because many of you are familiar with it, which is highly differentiated in a rapidly growing market. And Algorex 1207, yet to enter the clinic, but with a product profile that promises broad potential application in the field of pain management. Couple that with a strong management team, a strong balance sheet, and a very attractive valuation. With that, let us conclude. I thank you all for your attention. I open it up for questions and answers. There is a webcast audience participating, and if you would, could I ask you to go to the central mic to ask questions, so they can hear it and understand what the answers are being given in response to.

Clay Wilson from Needham:

My question has to do with the surgical applications. I see cholecystectomy, that trial is currently ongoing. Can you tell me, and I may have missed this, I know I did, but was this intended to be used as a single injection, but then will be sustained-release effectiveness over a period of time that will, I guess decrease the number of other pain medications that need to be used or eliminate them altogether?

Hi, this is Ron Birch.

That’s exactly right. The drug is instilled into the wound during the surgerical procedure. And the idea here is to prevent the onset of post-surgerical pain. And because of that, the other drugs that might be used, usually opioids, will hopefully be reduced in their use. And in the trials and bunionectomies that we’ve recorded so far, we’ve seen a dramatic reduction in the use of those drugs in the form of rescue medication. The idea here, and these are post-surgical situations like total knee replacement, is to keep the opioid use low enough so that the patient can get up and around and be rehabilitated much more quickly than might otherwise be the case because of the high doses of opioids required.

Clay Wilson:

What about some of the sustained-release local anesthetics being used in and for this and some of the devices that are being used for the same purpose. How does this fit with those, compete against them. What’s the advantage?

Ron Burch:

Yeah, there are a number of those devices with sustained-release local anesthetics. Most of those are for fairly superficial pain, that is in wounds that are not very deep, they do have efficacy, at the level of the skin and the upper levels of cut muscle. Their duration of action was fairly short, several days, which is quite adequate for many types of surgery. We are targeting this drug at surgeries where pain is much more long-lasting and more severe. And where those local anesthetics just don’t have access to the site because of their cardiovascular and cms toxicity, so the doses have to remain fairly low. The other potential issue with those agents is infection because of the moist nature of the wound. But if you go look at the literature of those doses that provide pain relief in superficial tissues, the plasma concentrations tend to be fairly close to the toxic concentrations. So they’re really not able to be used in a higher concentration.

Hi there. Tariq Kassum from CIBC.

Two questions on the two products we discussed today. First of all, with 3268, will a separate device submission be necessary to get the applicator approved? And the second question on 4975, in the Morton’s neuroma study, what was the general duration of effectiveness, following up on Clay’s question. Thanks.

Ron Burch:

Hi, for 3268 a separate submission is not required. Because this is a pre-filled single-use device it’s simply a drug. Having said that, this same device can be used for a number of other applications, so that after the NDA is approved we do have the option of going forward and putting forward a device master file which will then simplify approval of drugs down the road. Currently this is a drug approval — not a drug and device approval. For ALGRX 4975 and Morton’s neuroma we presented the four-week data. The trial is actually still ongoing, so we don’t know what the final duration of action will be in that trial. That will be completed toward the end of this year with the results reported next year.

This is Mark Monane from Needham.

I want to congratulate the company on presenting data on 4975 right before the NYC Marathon. The timing is impeccable. Question for you on clinical development process. How much, in your opinion, do the positive results in Morton’s neuroma predict the results for other ongoing studies in the post surgical pain arena? And how should we think of Morton’s neuroma which is a neuropathic pain, translating to other conditions involving neuropathic pain?

Ron Burch:

The Morton’s neuroma data really don’t predict positive results in the surgical uses, in that the mechanisms are entirely different. There of course is post-surgical neuropathic pain that develops, has exactly the same mechanism as the Morton’s neuroma, and that we feel is predicted to be successful in the sense that Morton’s neuroma was successful and they are similar mechanisms. I should note that there are also six investigator IND’s for injected capsaicin that have been opened at various times. A number of those have demonstrated positive results in some of these other post-trauma neuropathic pain syndromes.

Skip Klein from the John McLaughlin fan club.

Can you talk a little bit about the physician economics of the products and the reimbursement? Will it be used in hospitals only covered by DRG or outpatient usage to be expected?

Ron Burch:

I assume your questions are related to 4975. So let me just talk about the hospital environment. When we look at surgical procedures, and both in-patient and out-patient sector and the reimbursement process are actually quite different. In the case of in-patient, the cost of drugs are typically absorbed into the DRG. However, if you can work with CMS and apply for new technology applications, drugs can be reimbursed. Today, if you look at the pain drugs that are used in a hospital setting, the opioids plus the device plus the nursing costs, monetary costs associated with each surgical procedure, it’s in hundreds of dollars, if not in thousands. So if you take a look at the pharmacoeconomics there, you have a pretty good opportunity to think about pricing in terms of the range and how you want to embark on the process. We have thought through this process and we certainly will have discussions with CMS at some point in terms of what to do with the in-patient portion, whether to have a price which could be easily absorbed into DRG, which now require the further discussion of CMS and the entire approval process to get the reimbursement. Or you go after the process which you get the much higher pricing and you have to work with CMS and go through the approval process there. So there are certain trade-offs and you have to think about the volume implications. With CMS you can actually apply for a new technology application even in the outpatient setting. Again, that will be part of the strategy that we will embark on. So I hope in the next 12-18 months or so we’ll be able to come back and shed more light after we have more discussions with CMS.

[Question away from the mic]

James Huang:

Sure. All of those things will be taken into consideration. We believe the market is extremely large. As you know, there are well over 25 million surgical procedures in the United States each year. So what we’re targeting initially in the market that we’re going after, is just 5 million of that whole big market. So one of the reasons we’d go after these surgeries, we have to think through - which DRGs make sense, the higher the DRGs, the more likely the drug costs could be absorbed. In some of the other cases, certain surgeons are what we call pioneers. They like to use new drugs and they’re less price-sensitive. So there’s certain trade-offs in those types of settings, so as a company we will be embarking on that process. Looking at different pricing, different procedures, different surgeons, and all the trade-offs among those. Like I said, I hope to come back in 12-18 months and I’ll have a much better sense of what we want to go after ultimately.

[Question away from the mic]

James Huang:

Yeah, in the case of 3268, a lot of it has to do with the classification of the products. We have to have some discussions with CMS to see how they would classify a product like this. It’s such a unique product. It’s needleless injection, it’s a drug and device combination. So we will have those conversations. It depends on the product classification. It has certain implications in the reimbursement. But keep in mind, as I said, we are focusing the pediatrics in hospital environments. In other words, we’re going after children’s hospitals, from 210 or so in the United States, some of the largest academic institutions with pediatric ICU’s in place. We believe in those types of environments there are very few decision makers for reimbursement. We hope to focus on the product attributes - easy to use, quick onset - so that the key decision-makers - the anesthesiologist, the head of nursing - will endorse the product and then reimbursement will become less of an issue.

[Question away from the mic]

James Huang:

Sure. Yeah, we believe that if a patient has to wait for 60 minutes for a product to work with the existing products, there are incentives for the healthcare professionals to use a product that only takes about a minute to work—especially in the bigger ER environment. As you know, hospitals today, they charge by the minute in the ER environment, and it’s extremely expensive. So therefore, we think our product utility as you see with ALGRX 3268 can fulfill those market needs.

John McLaughlin:

Let me just add a bit to James’ answer, Skip. So I think in part you’re referring to cost of goods. We didn’t do a cost of goods number, but we are satisfied looking at even the current scale. And more importantly, setting up commercial scales that it will be attractive cost of goods and there will be nice margins on the product.

Skip Klein:

Since I’m a little lazy could you talk a little about the cash? How many shares will be outstanding? What does the profile of the company look like from a pure financial perspective? Are you ever going to have to go back to the markets again?

John McLaughlin:

So you got a couple questions there, let’s take them one by one. So, first the transaction calls for Corgentech to issue sufficient shares so the merger - AlgoRx shareholders would hold about 62% of the company, Corgentech shareholders would hold about 38% of the company. If you translate that into number of shares, it would be about 83 or 84 million shares outstanding. One of the things we will think about is whether or not we should do some sort of a reverse split and might want to take a look at the S4 which will be filed imminently which would give you some guidance and greater details on what the cap tables look like and focus on that matter. On the second question, you asked related to the cash position and the guidance we’ve given so far is the end of the second quarter. The combined cash positions of the two companies is about $124 million. Now obviously, there has been some spend down since that time because of normal operations, but also because of expenses associated with the transactions. Speaking of Corgentech’s situation, we significantly sort of reduced our expenses to try to keep them in line, recognizing that one of our goals was if we were fortunate enough to find a company like AlgoRx, hoard some of the cash so we could allocate it toward that product. So we tried to be prudent there. While we do have two Phase 1/2 trials underway, those are not huge trials and they’re not terribly expensive. Third, are we ever going to go back to the market? At this point, we don’t have a need to go back to the market, but obviously at some point we’ll think about it. We’d be opportunistic about it in terms of how the company was faring and how we were doing in terms of product development. Fourth, I think your fourth question is have we given any guidance in terms of burn rate. We haven’t at this point. At this point, we are still two separate companies so it’s a little hard to get together and put together a combined budget. We are working on trying to do that. My expectation is that we won’t be able to do that until after the merger is concluded. We are targeting this to conclude, that is the shareholder vote, would occur some point toward the middle of December or the first week or so of January. There’s about a three week swing in there, we’re estimating. The reason for that swing of dates is because we are uncertain of the duration of SEC review of the S-4. We have to complete an S-4 with a proxy and then send it out to schedule the shareholder votes and if it’s a long review, it could be closer to January, if it’s a relatively truncated review it could be closer to the middle of December.

Did I get all your questions?

Mark Monane:

Question on 4975 and also on the first page, the combined mission statement of the two companies. Not all pain leads to inflammation and not all inflammation leads to pain, especially osteoarthritis. Can you comment on the clinical trial development and then the positioning potentially in these markets for 4975?

Ron Burch:

Yes, that’s a very good question and observation that pain and inflammation aren’t always intertwined. I should note that capsaicin does not have any anti-inflammatory effect whatsoever in humans, and in rodents it has very minor anti-inflammatory effects, but that doesn’t translate to humans at all, so it is a pain product, it’s not an anti-inflammatory.

Mark Monane:

Do these properties play to potentially combination strategy? We see this with opioids, Darvacet. For example, we have two different mechanisms of action that potentially lead to lower doses and lower side effects. Do you see this on the rise?

Yeah, I think that’s a very good observation as well, and in fact we’ve considered several different types of combinations for different diseases. And have begun actually exploring some of those from an IP perspective as well as research efforts.

John McLaughlin:

Just an interesting point to add to that. The inflammation of this really refers to the Nf-Kappa B, which currently is being investigated for the treatment of eczema, and inflammatory conditions. There is also preclinical data in arthritis and inflammatory bowel disease and asthma. The point is there are separate products.

No others? Thanks very much for your attention. Thanks very much for joining us. Hope you enjoyed lunch and thanks for braving the drizzly weather out there. Thank you all. And thanks to the webcast audience.